Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 13 DATED SEPTEMBER 16, 2010

TO PROSPECTUS DATED SEPTEMBER 21, 2009

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated September 21, 2009 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 11 (which is cumulative and replaces all prior Supplements), Supplement No. 12 and this Supplement No. 13.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of Units (with each Unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per Unit on May 14, 2008. We are continuing the offering at $11 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of August 31, 2010, 30,277,044 Units remained unsold. Our offering of Units expires on April 25, 2011, provided that the offering will be terminated if all of the Units are sold before then.

As of August 31, 2010, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	142,450,228	1,566,952,515	1,410,257,264

Total	151,974,038	$1,666,952,515	$1,500,257,264

RECENT DEVELOPMENTS

Recent Purchases

On August 31, 2010, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of three hotels located in Rogers, Arkansas, St. Louis, Missouri, and Kansas City, Missouri. On September 15, 2010, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Alexandria, Louisiana. The aggregate gross purchase price for these hotels, which contain a total of 530 guest rooms, was approximately $52.6 million.

Further information about our recently purchased hotels is provided in other sections below.

Loan Assumptions

The purchase contracts for three of the recently purchased hotels required us to assume loans secured by these hotels. The total outstanding aggregate principal balance of the assumed loans is $28.8 million. Each of the assumed loans has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the guarantor or indemnitor of the loan, which is one of our indirect wholly-owned subsidiaries.

Recent Purchase Contracts

We caused one of our indirect wholly-owned subsidiaries to enter into a series of purchase contracts for the potential purchase of 17 hotels.

The total gross purchase price for these hotels, which contain a total of 2,376 guest rooms, is approximately $297.8 million. Deposits totaling $5.1 million have been made and certain contracts require an additional aggregate deposit in the amount of $8.2 million at or after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price.

Further information about these purchase contracts and hotels is provided in the “Acquisitions and Related Matters” section below.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of four additional hotels, were funded primarily by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $1,052,901 to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 52 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

	Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
1.	Rogers, Arkansas	Hampton Inn	Apple Nine SPE Rogers, Inc.	Apple Nine Services Rogers, Inc.	Raymond Management Company, Inc. (b)
2.	St. Louis, Missouri	Hampton Inn	Apple Nine St. Louis, LLC	Apple Nine Services St. Louis, Inc.	Raymond Management Company, Inc. (b)
3.	Kansas City, Missouri	Hampton Inn	Apple Nine Kansas City, LLC	Apple Nine Services Kansas City, Inc.	Raymond Management Company, Inc. (b)
4.	Alexandria, Louisiana	Courtyard	Sunbelt-CAL, LLC	Apple Nine Hospitality Management, Inc.	LBAM—Investor Group, L.L.C. (b)

Note for Table:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

Potential Acquisitions

The following table provides a summary of the hotels covered by pending purchase contracts entered into since our Prospectus Supplement No. 12 dated August 19, 2010:

	Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price (a)
1.	Andover, Massachusetts	SpringHill Suites	August 30, 2010	136	$6,500,000
2.	Indianapolis, Indiana	SpringHill Suites	September 10, 2010	130	12,800,000
3.	Mishawaka, Indiana	Residence Inn	September 10, 2010	106	13,700,000
4.	Phoenix, Arizona	Courtyard	September 10, 2010	164	16,000,000
5.	Phoenix, Arizona	Residence Inn	September 10, 2010	129	14,000,000
6.	Lake Forest/Mettawa, Illinois	Residence Inn	September 10, 2010	130	23,500,000
7.	Lake Forest/Mettawa, Illinois	Hilton Garden Inn	September 10, 2010	170	30,500,000
8.	Austin, Texas	Hilton Garden Inn	September 10, 2010	117	16,000,000
9.	Novi, Michigan	Hilton Garden Inn	September 10, 2010	148	16,200,000
10.	Warrenville, Illinois	Hilton Garden Inn	September 10, 2010	135	22,000,000
11.	Schaumburg, Illinois	Hilton Garden Inn	September 10, 2010	166	20,500,000
12.	Salt Lake City, Utah	SpringHill Suites	September 10, 2010	143	17,500,000
13.	Austin, Texas	Fairfield Inn & Suites	September 10, 2010	150	17,750,000
14.	Austin, Texas	Courtyard	September 10, 2010	145	20,000,000
15.	Chandler, Arizona	Courtyard	September 10, 2010	150	17,000,000
16.	Chandler, Arizona	Fairfield Inn & Suites	September 10, 2010	110	12,000,000
17.	Tampa, Florida	Embassy Suites	September 10, 2010	147	21,800,000

			Total	2,376	$297,750,000

Notes for Table:

(a)	Under each purchase contract, we are required to make an initial deposit to the seller. The aggregate initial deposits for the hotels listed above totaled $5.1 million. We are required to make additional deposits at or after the end of our contractual review periods. If we close on the purchase of a particular hotel, the initial deposit (and any additional deposit) will be applied to the purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposits would be refunded to us. The total of both the initial and additional deposits for the purchase contracts listed above is approximately $13.3 million.

(Remainder of Page Intentionally Left Blank)

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

	Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
1.	Rogers, Arkansas	Hampton Inn	$805,911	August 31, 2010
2.	St. Louis, Missouri	Hampton Inn	1,778,985	August 31, 2010
3.	Kansas City, Missouri	Hampton Inn	1,072,218	August 31, 2010
4.	Alexandria, Louisiana	Courtyard	838,730	September 15, 2010

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

For the hotel franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the lessee and Marriott International, Inc. or an affiliate. Each relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Nine Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

For the hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Nine Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisors.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED
PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

	Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
1.	Rogers, Arkansas	Hampton Inn	122	$9,600,000	$109-129	$8,614,200	August 31, 2010
2.	St. Louis, Missouri	Hampton Inn	190	23,000,000	129-139	21,210,750	August 31, 2010
3.	Kansas City, Missouri	Hampton Inn	122	10,130,000	119-129	9,395,000	August 31, 2010
4.	Alexandria, Louisiana (c)	Courtyard	96	9,915,069	129	8,816,500	September 15, 2010

		Total	530	$52,645,069

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

(c)	The date that the hotel was acquired was the date the hotel began operations.

Table 2. Loan Information (a)

	Hotel	Franchise	Assumed Principal Balance of Loan	Annual Interest Rate	Maturity Date
1.	Rogers, Arkansas	Hampton Inn	$8,336,824	5.20%	September 2015
2.	St. Louis, Missouri	Hampton Inn	13,914,689	5.30%	September 2015
3.	Kansas City, Missouri	Hampton Inn	6,517,413	5.45%	October 2015

			$28,768,926

Note for Table 2

(a)

This table summarizes loans that (i) pre-dated our purchase, (ii) are secured by our hotels, and (iii) were assumed by our purchasing subsidiary. Each loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information (a)

PART A

	Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
			2005	2006	2007	2008	2009
1.	Rogers, Arkansas	Hampton Inn	66%	66%	59%	62%	60%
2.	St. Louis, Missouri	Hampton Inn	63%	65%	67%	67%	71%
3.	Kansas City, Missouri	Hampton Inn	77%	79%	79%	77%	73%
4.	Alexandria, Louisiana	Courtyard	—	—	—	—	—

PART B

	Hotel Location	Franchise	Revenue per Available Room/Suite ($)
			2005	2006	2007	2008	2009
1.	Rogers, Arkansas	Hampton Inn	$66	$70	$64	$66	$57
2.	St. Louis, Missouri	Hampton Inn	$64	$65	$73	$72	$75
3.	Kansas City, Missouri	Hampton Inn	$66	$72	$78	$77	$67
4.	Alexandria, Louisiana	Courtyard	—	—	—	—	—

Note for Table 3

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). The hotel in Alexandria has no data because it was under construction and not open at that time. See Table 1. General Information above for the date the hotel was acquired.

Table 4. Tax and Related Information

	Hotel Location	Franchise	Tax Year (a)	Real Property Tax Rate	Real Property Tax
1.	Rogers, Arkansas	Hampton Inn	2009	5.3%	$71,742
2.	St. Louis, Missouri	Hampton Inn	2009	9.3%	103,588
3.	Kansas City, Missouri	Hampton Inn	2009	10.2%	121,769
4.	Alexandria, Louisiana	Courtyard	2009	11.9%	7,663	(b)

Note for Table 4:

(a)	Represents a calendar year.

(b)

The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax for tax year is not necessarily indicative of property taxes expected for the hotel in the future.